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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2017

Commission File Number: 001-36614

Alibaba Group Holding Limited
(Registrant's name)

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Incorporation by reference

       This Form 6-K is incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-221742) filed with the Securities and Exchange Commission on November 24, 2017 and into the related prospectus supplement filed with the Securities and Exchange Commission on the date hereof.

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED
By:	/s/ MAGGIE WEI WU
	Name:	Maggie Wei Wu
	Title:	Chief Financial Officer

Date: November 27, 2017

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Supplemental Information Relating to Alibaba Group

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SIGNATURES
EXHIBIT INDEX